UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2022

Commission File Number: 005-91913

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

The Victorians

15-18 Earlsfort Terrace

Saint Kevin’s
Dublin 2, D02 YX28, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Report of Foreign Private Issuer on Form 6-K (“Form 6-K”) of Fusion Fuel Green PLC (the “Company”) contains the Company’s unaudited interim condensed consolidated statements of financial position and unaudited condensed consolidated statements of profit or loss and other comprehensive income for the six months ended June 30, 2022 and 2021, which have not been reviewed by the Company’s independent accountants. While the Company recently provided unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2022 as the most recently available financial information, the Company is providing the unaudited financial statements for the six month period ended June 30, 2022 and 2021 for the purpose of meeting the requirements of NASDAQ Listing Rule 5250(c)(2).

Six Months Ended June 30, 2022

Condensed consolidated statements of financial position (Unaudited)

	As at
	June 30, 2022	December 31, 2021 (Audited)
	€’000	€’000
Non-current assets
Intangible assets	5,374	3,847
Property, plant and equipment	26,628	18,111
Total non-current assets	32,002	21,958

Current assets
Inventory	9,490	3,685
Prepayments and other receivables	10,996	8,472
Financial asset investments at fair value through profit or loss	8,609	27,453
Cash and cash equivalents	1,996	7,681
Total current assets	31,091	47,291

Total assets	63,093	69,249

Non-current liabilities
Trade and other payables – lease liability	866	411
Total non-current liabilities	866	411

Current liabilities
Trade and other payables	3,450	2,877
Derivative financial instruments - warrants	13,577	15,271
Accrued expenses	959	1,178
Total current liabilities	17,986	19,326

Total liabilities	18,852	19,737

Net assets	44,241	49,512

Equity
Share capital	2	2
Share premium	213,611	213,477
Share-based payments reserve	2,152	463
Foreign currency translation reserve	(29)	-
Retained earnings	(171,495)	(164,430)
Total equity	44,241	49,512

Condensed consolidated statements of profit or loss and other comprehensive income (Unaudited)

	For the six months ended June 30, 2022	For the six months ended June 30, 2021
	€’000	€’000
Operating expenses
Administration expenses	(6,980)	(2,782)
Share-based payment expense	(1,755)	(9,792)
Operating loss	(8,735)	(12,574)

Net finance income
Finance income	367	1,076
Finance costs	(7)	-
Fair value movement on derivatives	1,694	8,387
Net finance income	2,054	9,463

Share of losses of equity-accounted investees	(282)	-

Profit/ (loss) before tax	(6,963)	(3,111)
Income tax expense	(34)	-
Loss for the period	(6,997)	(3,111)
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Foreign operations – foreign currency translation differences	(29)	-
Total comprehensive loss	(7,026)	(3,111)

Basic and diluted (loss) per share	(0.54)	(0.24)

The above unaudited interim statements of financial position and statements of profit or loss and other comprehensive income (the “financial information”) have been prepared in accordance with International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: December 14, 2022	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Financial Officer